Country Music's Musical



BASED ON THE STORY OF *Dean Dillon* • THE MAN BEHIND COUNTRY MUSIC'S GREATEST HITS • UNWOUND • THE CHAIR • DANGED IF I DO • SPILLED PERFUME • HERE FOR A GOOD TIME •

Tennessee WHISKEY THE MUSICAL

**The Musical Based on the Legendary
Country Music Hall of Fame Song Writer, Dean Dillon**

Featuring the #1 Country Hits of a Generation

**Investor Information Packet
West End, London**

CONFIDENTIAL

Table of Contents

IMPORTANT DISCLAIMER



This overview is for informational purposes and is not an offer to sell or a solicitation of an offer to buy units in the Production Company of Tennessee Whiskey the Musical, and may not be relied upon in connection with the purchase or sale of any security. Interests in The Production, if offered, will only be available to parties are "accredited investors" (as defined in Rule 501 promulgated pursuant to the Securities Act of 1933, as amended) and who are interested in investing in the Production on their own behalf. Any offering or solicitation will be made only to qualified prospective investors pursuant to an offering memorandum, and the subscription documents, all of which should be read in their entirety.

A Note from Dewey Moss



It began with a call from a business associate in Texas.

"Do you know who Dean Dillon is? " Growing up in Texas, of course the answer was "yes." It would be hard to avoid Dean's work — he's written over 60 of George Strait's most famous hits, as well as many other artists' hit songs since the late 70's, and his long-lasting hit Tennessee Whiskey has recently made a huge comeback with Chris Stapleton's cover. Even if you weren't necessarily a fan of country music, you would be familiar with Dean's work.

"I want you to come and meet him…I have an idea," continued my associate. So I went to Texas, expecting to meet a great songwriter and inductee into the Country Musical Hall of Fame.

The person I met, however, was a complete and fascinating surprise. It's true that Dean Dillon is a great artist — his music and lyrics are soulful and connected in a way that most country songs at their best could never be — but it was his soul, spirit and story that intrigued me. Here was a man who embodies the very spirit of what it means to struggle and survive against the odds when many of his contemporaries died from drug overdose, alcoholism or even suicide — a side of the Nashville country music scene rarely spoken about against Country Music's "wholesome American Values" image. Dean fought all those demons and more, and in some ways continues to do so on a daily basis. He's complex, intelligent — and most of all a survivor. And that makes for good drama.

So the idea to write a musical was born, and I began working on the script immediately, incorporating Dean's hit music which beautifully fit into his life's story as if they were original pieces written for the musical. The show is much more than a typical jukebox musical — it's a story of a lost soul finding himself and surviving against all odds, with music that truly captures the soul of one America's great song writing artists. How lucky I am to be a part of sharing it.

And now we are, ready to present it to the world. I have no doubt that people will come to Tennessee Whiskey the Musical simply to enjoy the music they know and love. They will leave being moved by an incredible story that will last in their minds far beyond the music.

I hope you'll join us in telling this story.

Warm regards,



Dewey Moss
Lead Producer



Synopsis



Tennessee Whiskey the Musical *is a show about the rise of a songwriting icon, his personal struggles with alcoholism and drugs that almost ended his life, and his ultimate redemption and success; An emotional story told in a way that only country music can capture.*

The show begins at a lavish awards ceremony with famous country music stars seen in an on-screen salute to Dean Dillon. When Dean himself is called to stage to accept the award, he becomes extremely emotional and begins to reminisce about his journey up to this special moment.

As he begins to remember his past, we are taken back in time to the late 1970's when he was a young man, and follow his move to Nashville to escape an abusive household, his career ups and downs that cause a severe addiction to alcohol and drugs, his struggles with personal and professional relationships with his wife and famous individuals such as George Strait, his near suicide, and ultimately his successful attempt to restore his life that leads us back to the moment at the awards ceremony where we began.

The journey is told with humor, emotion, and a great spirit of survival against the backdrop of famous songs that are part of the fabric of an entire generation of country music fans. It is a universal story that is sure to deeply affect not only country music lovers, but anyone who enjoys a story of the human spirit and redemption against all odds.





About the Music



Songs written by Dean Dillon made famous by **GEORGE STRAIT, CHRIS STAPLETON, KENNY CHESNEY, TOBY KEITH, PAM TILLIS,** and more!

#1 HITS

The Chair
If I Know Me
Ocean Front Property
Tennessee Whiskey
Easy Come, Easy Go
The Road Less Travelled
Danged If I Do (Darned If I Don't)
It Ain't Cool To Be Crazy About You



TOP 10's

Spilled Perfume
I'm Lying In Love With You
Unwound
Marina Del Rey
Get My Drink On
It's a Little Too Late
Here for a Good Time



Chart Toppers

Drinking Man
If I Could Bottle This Up
We Got 'Em Smokin' in the Rockies
Don't You Even Think About Leavin'



About the Creative Team

Dewey Moss (Lead Producer/Book Writer) is an award-winning director, writer, and actor whose performance career has spanned Broadway shows, concert appearances, film/TV work, and opera. As a writer and director, his debut feature film *A Normal Life* won critical acclaim in film festivals worldwide and is currently in distribution. His screenplay *All the Way from Arp, Texas* is currently in pre-production. One of his newest works, *Death of the Persian Prince*, a play about Iranian gay men forced to have sex changes to avoid execution, made its world premiere at the 2015 Midtown International Theater Festival and won Best Play at the 2015 South Asian International Performing Arts Festival and enjoyed a successful subsequent-Off Broadway run at the DMAC-Duo Multicultural Performing Arts Center. His play *The Crusade of Connor Stephens* premiered at the 2016 Midtown International Theater Festival, winning 11 awards including Best Production and Best Play. The play moved to a successful and critically acclaimed off-Broadway run at the Jerry Orbach Theater, where it also made history by becoming the first Off-Broadway play to be live-streamed to thousands of viewers worldwide. *Crusade* has been optioned to be turned into an Independent Feature Film, with Dewey serving as Executive Producer. Dewey's current projects in pre-production include *Tennessee Whiskey the Musical* and a dance-musical version of the Biblical story of *Esther,* both of which he has written the book. As a signer and director, Dewey made his Carnegie Hall debut in 2014 when he performed the opera Puppet by Christian McLeer (a solo piece written specifically for Dewey), and directed the world premiere of William Bolcom's Barnyard Boogaloo. As a Creative Director for several major advertising firms, Dewey has written and produced/directed countless commercials, industrials, and webisodes, many of which have been Telly Award-winning. Originally from Fort Worth, Texas, Dewey also teaches acting and voice through his private New York City studio, DMoss Studios, and is author of the acting handbook Learning the Art of Imperfection.

Wildcatters Network (US Producer) Not only is Wildcatters Network an online magazine with a focus on the business and lifestyle of a Wildcatter, it is also a group of like-minded investors that participate in unique and exciting investment opportunities. Recent stage and film productions include *The Cher Show, The Iron Orchard*, *Tennessee Whiskey the Musical*, *Tennessee Whiskey the Documentary*, and *The Crusade of Connor Stephens*.

Dean Dillon (US Producer) Dean Dillon was born on March 26, 1955, in Lake City, TN and started playing guitar at the age of 7. At the age of 15 he appeared in a local Knoxville, TN Variety Show called JIM CLAYTON'S STARTIME as a songwriter and performer; by the end of high school, Dean Dillon had his mind set on Nashville. After hitchhiking to Music City in the early 70's, it wasn't long before he caught the watchful eye of Shelby Singleton of SUN RECORDS. After a short recording stint that produced one record, Dean was once again walking the streets of a town he barely knew. In 1976 Dillon landed the role of Hank Williams in Opryland's Country Music Show, USA. The theme park gig indirectly helped Dillon secure his first publishing deal with Nashville producer, publisher Tom Collins. Three weeks later Barbara Mandrell recorded three of Dillon's songs. In 1979 Jim Ed Brown and Helen Cornelius had a number 1 hit with Dillon's "Lying Here In Love with You" a song he co-wrote with fellow tunesmith Gary Harrison of "Strawberry Wine" fame. It was both writers first number 1 hit record. Although it was writing songs for others where Dillon's future lay, the young singer was hell bent on making it as a recording artist. Between 1979 and 1981 Dillon released 12 singles for RCA Records. Three of the songs reached the Top 30 on the country charts, including "Nobody in His Right Mind Would've Left Her," which climbed all the way to number 25 (and later became a number 1 hit for George Strait). Between1979 and 1983, as an artist Dillon charted eight times and broke the Top 30 with "I'm into the Bottle (To Get You out of My Mind)." He also wrote hits for other country stars like the 1983 George Jones number 1 hit "Tennessee Whiskey". These successes established Dillon as a performer and as a songwriter. It wasn't long until Dillon was paired by RCA Record head, Jerry Bradley, with Gary Stewart, the "King of the Honky Tonkers." The vices of the two men fed off of each other and while their two bleary, good-timing albums



were successful and looked like hard-living prototypes to Brooks & Dunn, (especially 1982's Brotherly Love), the partnership had little use for the straight and narrow. After "Those were the Days", Dillon took a five year hiatus from recording, cleaned up his personal life and concentrated on songwriting. He wrote or co-wrote a number of hits during this period and had considerable success with George Strait, who took five of his songs to the charts between 1981 & 1988. The exposure landed Dillon a new contract with CAPITOL RECORDS, who released two Ricky Scruggs produced albums, Slick Nickel and I've Learned to Live. The later featured a Tanya Tucker duet "Don't You Even Think About Leaving." Dillon next signed with ATLANTIC, where he issued his most successful album. It was 1991's Out of Your Mind which referenced the hard country of Dillon's heroes, but it also flirted with pop. The LP was lauded as a throwback, an answer to Nashville's penchant for vapidity. In 2002, he was inducted into the Nashville Songwriters Hall of Fame (along with Bob Dylan and Shel Silverstein). Early the following year Dillon signed a songwriting contract with Sony/A TV Tree, which came after his fifteen year relationship with Rose Acuff, a publishing company Sony acquired in July 2002. Dean Dillon's songwriting has thrived. He has recently written songs for famous faces like Kenny Chesney, Toby Keith and Lee Ann Womack. His association with George Strait over the years has brought him to an ICON STATUS in country music. It's the relationship with Strait that has, to a large extent, defined both of their careers. And in a genre built on great songwriters writing for great singers, there has never been another team like it. Dillon has composed or co-written 63 songs for Strait, including 19 singles, 11 which went to number 1. Even in a career like Strait's, the Dillon titles stand out: "Marina del Rey", "The Chair", "I've Come to Expect it From You", "Easy Come, Easy Go", "She Let Herself Go", and "The Best Day." His songs all pair instantly catchy melodies with gutbucket country lyrics, signature qualities of a Dillon composition that would also become hallmarks of Strait's own style and sound. As producer Tony Brown explained "they are the elements that allow Strait to sound traditional without sounding old-timey. At his ranch home in Gunnison, Colorado, Dean Dillon's walls display an array of timely photographs and awards consisting of: 1985 Billboard Country Music Artist Of The Year Award; 1986 Nashville Song Writers Award; 1995, 1996, 1998 CMA TRIPLE PLAY AWARD ; Three Time Grammy Nominee; Lee Iacocca Award (American Automotive Division); Twenty Six (26) Number 1 Records Award; and the coveted 2013 BMI Icon Award.

Wild Card Development (US Producer) The business of Wild Card Development LLC is the development of stories, plays, and other projects for national and international theater, film, and television markets. Principals include Bob Zwick and Brooksie Wells. Current projects include "Blue Moon of Kentucky" starring Michael Shannon and featuring a sound track by T Bone Burnett .

Carter Anne McGowan (US Attorney, Sendroff and Baruch, LLP) began her legal career as an agent at the Artists Group East before moving on to Richard Frankel Productions where she worked as Director of Business Affairs for nearly a decade, serving on the production legal team for over 100 Broadway, Off Broadway, regional, developmental and touring productions including *The Producers, Hairspray, Stomp*, *Swing*, *Sweeney Todd* and *Forever Tango*. Her clients at Sendroff & Baruch include producers, production companies, authors, general managers, playwrights, composers, orchestrators, arrangers, directors, filmmakers, artists, and actors.

Lisa Dozier King (US Executive Producer, General Manager) has general managed more than fifty professional productions as well as hundreds of special events in New York City. Current/Recent Broadway and Off Broadway: Be More Chill, The Crusade of Connor Stephens, Bedbugs the Musical, Moses Man, Manuel vs. The Statue of Liberty, Napoleon, Breakfast with Mugabe, Final Analysis, F#%king Up Everything, Sistas the Musical. Off Broadway: Bronte: A Portrait of Charlotte, Ten Chimneys, The Duchess of Malfi (Red Bull Theater), How to be a Good Italian Daughter (Cherry Lane). Other favorite projects: Leave the Balcony Open (3LD), Milk (New Georges, HERE Arts Center), The Diary of a Teenage Girl (3LD), Into the Hazard (Henry 5) (Walkerspace), Stormy Weather (Pasadena Playhouse: asst. director), The Rise and Fall of Annie Hall (Theatre Row/Stage 13), To Paint the Earth (NYMF), I Come For Love (NYMF), SA KA LA (45 Bleecker/ Oslo Elsewhere), Jeffrey Hatcher's Murderers (Emelin), The Piper (NYMF), Surface to Air (Symphony Space), The Polish Play (Walkerspace), Behind the Limelight (NYMF), Jeff Daniels' Apartment 3A, The Ballad of



Bonnie and Clyde (NYMF). Previously, she was the associate producer at Symphony Space and on the artistic staff at Manhattan Theatre Club where she worked on such productions as Doubt and Reckless. She has also been on staff at the New 42nd Street, Symphony Space, American Repertory Theatre and New York Stage & Film. Lisa is the general manager for the National Alliance for Musical Theatre's Festival of New Musicals.

About the Cast
(to be updated as announcements are made)

 **Jonah Platt (Dean Dillon)** is a Los Angeles-based actor, writer, musician, composer, arranger, director, and producer. As an actor, Jonah is most well-known for his star turn as "Fiyero" in the Broadway blockbuster *Wicked,* as well as his breakout roles as "Jason" in the Los Angeles revival of *Bare* and "Woof" in the critically acclaimed production of *Hair* at the Hollywood Bowl. Most recently, he originated the role of "Marty" in the world premiere musical *A Walk on the Moon* at San Francisco's American Conservatory Theater. On television, Jonah has notably appeared on the season 9 finale of *Curb Your Enthusiasm*, the 100th episode of NBC's *Parenthood*, the series finale of *The Office*, the Emmy-nominated special event *Jesus Christ Superstar: Live in Concert*, and most recently, the Lifetime movie *I'll Be Watching*, co-starring Janell Parrish. He also voices the lovable "Milton Moss" on the Netflix animated series, *Trolls: The Beat Goes On*.

As a writer, Jonah has worked on the staffs of a number of television comedies, such as *Family Guy*, *Parks and Recreation*, *Running Wilde* and *Mr. Robinson*. He is currently a co-writer/music supervisor/executive producer of *ZOMBO*, an in-development undead musical TV adventure.

As a singer and instrumentalist, Jonah has performed his signature brand of original music, medleys, and unique covers at venues across the US. Jonah is also an award-winning vocal arranger and producer, most notably for UPenn's acclaimed a cappella group, *Off The Beat*. As a composer/lyricist, his original music has been performed on stages throughout Hollywood. He is currently co-writing a stage musical adaptation of Lois Lowry's international bestseller, *The Giver*.

As a producer and director, Jonah has been fortunate to work on a wide array of projects. He was lead producer and director of *One Night Stand: An Improvised Musical*, which performed to adoring crowds all over the globe, including Total Sell Out runs at the Edinburgh Fringe Festival and a Special Event performance at the New York Musical Theater Festival. Most recently, he directed the thrice-extended run of *Dog Sees God: Confessions of a Teenage Blockhead*, for which he received a 2017 BroadwayWorld nomination.



Investment Information

Royalties

Royalties will be negotiated with the royalty holders but in the West End, the Producers will pay the royalties from a royalty pool (the Pool). Prior to 110% recoupment of production costs the Pool will receive 35% of the WOP, rising to 40% at 110% recoupment of WOP. Total weekly minimum guarantees will be £9,750.

The WOP is defined as the Net Weekly Box Office Receipts (NWBOR) less weekly running costs and amortization not exceeding 1% of the production costs per week, currently estimated at £37,826 per week. It is expected that the amount deferred due to amortization will be repaid from a share of the Net Profits, which is still to be determined.

Recoupment is defined as the point at which the aggregate of the box office receipts equals the aggregate of the weekly running costs and the production costs.

Contributors' Share of Available Monies and Profit

Prior to recoupment, subject to meeting the running costs (including royalties) and to the Producers' right to retain by way of reserve a sum equal to not more than four weeks' running costs (the Reserve), 100% of the available monies will be applied in repayment of the contributions.

The Production may be capitalized in both US dollars and GB sterling. In the event that, due to currency fluctuations, investors in one currency recoup before investors in the other, then 100% of the net receipts will be allocated to repay those investors who have not received their full capital until such time that all contributions have been repaid plus a 10% return.

Following recoupment, subject to meeting the running costs (including royalties) the balance of available money shall constitute the Net Profit. After providing for the Producers' contractual obligations to the originating US production and general managers and subject to the Producers' right to retain the Reserve, the balance shall constitute the Adjusted Net Profit which will be shared as to FIFTY PERCENT (50%) among the contributors (including the Producers to the extent that they were contributors), FIFTY PERCENT (50%) will belong entirely to the Producers.

At the close of the final Production, any Reserve (or such part of it as remains) shall be brought into account and distributed as Net Receipts or Net Profits, as the case may be.

Capital Contribution and Return

The Production will be capitalized at £5,000,000, including a contingency of about £797,945 and advances of £278,234, including advance rental of equipment. Any Theatre Tax Credit to which the Production is entitled will be brought back into the account and distributed as repayment of contributions if the capital has not been recouped, and otherwise as Adjusted Net Profit.

The fixed weekly running costs prior to recoupment are estimated at £169,078. This figure does not include the entitlements of the royalty participants. At 70% of financial capacity, the Production would recoup its production costs in 55 weeks; at 80% in 41 weeks and at 90% in 33 weeks, in each case always provided that none of the contingency is spent.

See Appendix 1 for estimated Production costs, weekly running costs and recoupment projections for the Production, all of which are based on estimates and may be subject to change.

Contributions to the Production are offered by the Producers in multiples of £10,000 (the Producers may take some contributions at £5,000). Contributions for the Production will be dealt with on a first come first served basis. In the event of the Production being oversubscribed, the Producers reserve the right to scale down or return the proposed contribution. The Producers may themselves be a contributor (with their contribution



entitlement being on the same basis as with other contributors).

Any Reserve to the extent to which it is unspent will be brought back into the account and distributed as repayment of contributions if the capital has not been recouped, and otherwise as Adjusted Net Profit.

The Producer anticipates that the Production will be eligible for Theatre Tax Relief and that a cash credit will be received by the Producer from HMRC in respect of the Production. This credit will be treated as income of the Production for the benefit of investors.

The Producer will be required to pay Corporation Tax on the net profits of the Production (other than in respect of net profits distributable to companies which pay tax in the UK). Distributions to investors will therefore be made after a deduction to allow for Corporation Tax. Investors who are UK taxpayers should usually be entitled to a credit against the Corporation Tax which has already been paid when calculating their own liability to tax in respect of the net profits. However, this information is for general guidance only and investors should seek specialist tax advice in respect of their own position.

Contributors will receive estimated weekly profit and loss statements on a regular basis plus certified production accounts no later than 20 weeks after the close of the Production.

The Producers reserve the right if additional money is required to raise the same on the basis that such additional money will be repayable with interest in first position. No part of the contributors' share of the 60% of Adjusted Net Profit will be repayable to a supplier of additional money.

Contributors will have no liability for anything in excess of their contribution.

Please refer to the section headed Risk Factors which explains what happens if the Production fails to open or does not recoup its capitalization.

Risk Factors

1. Theatrical production is inherently risky. Contributions to the Production will involve a higher level of risk than most other financial transactions and there is no probability, but only a possibility, that contributors will get back the amount which they contribute.

2. Most of the costs and expenses charged to the Production are incurred prior to the Production opening. The costs and expenses will be paid from the monies contributed. If for any reason the Production does not open or fails sufficiently to attract, the Producers will only return to the contributors pro rata and pari passu with their respective contributions a proportion of such net assets (if any) of the Production as determined to be available by the certified accountant to the Production. In the case of each contributor, the proportion shall be calculated by taking, as the numerator, that individual's contribution and, as the denominator, the capitalization of the Production. The contributor will not be entitled to rights against any of the Producers' assets other than of or from the Production.

3. A contribution to the Production is not transferable without the Producers' consent and, as there is no market for the contribution, it may be difficult for a contributor to obtain reliable information about the value of the contribution, or the extent of the risks to which the contributor is exposed.

4. This document is for private distribution only and the only person who may enter into or offer to enter into any agreement for or with a view to contributing on the basis contained in this document is the person to whom it is addressed and to whom it has been sent by the Producers.

5. The contribution to the Production will not be covered by any compensation scheme.

6. The contribution opportunity described in this document may not be suitable for all recipients. Potential contributors are recommended to consult an investment advisor suitably experienced in the contributions to theatrical productions and authorized under the Financial Services and Markets Act 2000 (FSMA) and, if appropriate to the potential contributor, a specialist taxation adviser.

Important Notice

None of the Producers or any of their affiliates, subsidiaries, officers, employees, agents, advisers or



representatives, nor any person named or referred to herein (together called the Affiliates), make any representation or give any warranty or indemnity or undertaking, expressed or implied, with respect to the truthfulness, accuracy or completeness of the contents of this document or any other documents or written or oral information supplied at any time to any recipient nor does any such person accept any responsibility of whatsoever nature for the information, statements and opinions made or expressed in this document or for any omissions therefrom nor shall they be liable for any loss or damage of whatsoever nature relating in any way to or arising from this document or to any such information, statements, opinions or omissions or in consequence of any reliance placed on this document.

In particular, none of the information in this document, including any illustrative financial projections (together called the Projections), constitutes a profit forecast or a prediction. Such information is included for illustrative purposes only. Any Projections seek to give an indication of one possible outcome if all the assumptions are attained. Figures are based on current expectations and are subject to change.

No warranty, representation or inference as to the future success or performance of the matters described in this document is made by the Producers or any of their Affiliates nor should be inferred from the illustrative financial forecasts or any other section of this document.

Theatre production is an inherently risky business. Investment in a theatre production involves a higher level of risk than most other financial transactions and there is no probability, but only a possibility, that investors will get back the amount they invest.

This document is exempt from the general restriction on the communication of invitations or inducements to engage in investment activity in Section 21 of the FSMA on the grounds that it is only made to or directed at persons of the kind described below and the investment or investment activity to which the document relates is available only to and will be engaged in only with such persons:

(a) those described in Article 48 of the FSMA (Financial Promotion) Order 2005 (as amended) (the Order), being certified high net worth individuals where at least one of the following applies:

(i) they have had, during the immediately preceding financial year, an annual income to the value of £100,000 or more; or

(ii) they have held, throughout the immediately preceding financial year, net assets to the value of £250,000 or more. Net assets for these purposes do not include:

(A) the property which is their primary residence or any loan secured on that residence;

(B) any rights under a qualifying contract of insurance within the meaning of the FSMA (Regulated Activities) Order 2001; or

(C) any benefits (in the form of pensions or otherwise) which are payable on termination of service or on death or retirement and to which they are (or their dependants are), or may be, entitled;

(b) those described in Article 49 of the Order, being high net worth companies, unincorporated associations and high value trusts;

(c) those described in Article 50A of the Order, being self-certified sophisticated investors where at least one of the following applies:

(i) they are a member of a network or syndicate of business angels and have been so for at least the previous six months; or

(ii) they have made more than one investment in an unlisted company in the previous two years; or

(iii) they are working, or have worked in the previous two years, in a professional capacity in the private equity sector, or in the provision of finance for small and medium enterprises;

or

(iv) they are currently, or have been in the previous two years a director of a company with an annual turnover of at least £1 million; or



(d) those described in Article 51 of the Order, being associations of high net worth or sophisticated investors.

The information and opinions contained in this document are strictly private and confidential and, accordingly, the contents of this document and any other information or opinion subsequently supplied or given may not be published, reproduced, copied or disclosed to any third party.

Any person who is in any doubt about the investment to which this document relates should consult an authorized person under FSMA specializing in advising on investments of the kind to which this document relates.

No offer of investment set out in this document is calculated to result, directly or indirectly, in such investment becoming available for subscription or purchase by persons other than the person to whom this document has been given.



Appendix 1: Projected Budget Summary

Total Capitalization is expected to be £5,000,000.
Budget numbers are subject to change.

	Production	Weekly Running
Total Fees	£601,657	£7,528
Total Salaries	£464,187	£52,226
Total Physical Production	£1,046,044	£13,549
Total Theatre Costs	£92,854	£54,200
Total Advertising & Marketing	£914,607	£25,050
Total General & Administration	£449,875	£16,025
Total Casting	£21,328	£0
Total Rehearsal Costs	£56,625	£0
Total Travel/Subsistence/Expenses	£550,677	£500
Total Production Costs	**£4,197,854**	**£169,078**
of which theatre production costs	-£870,822	
Producer top up to theatre production costs	£455,589	
Producer Production & Running Costs	£3,782,621	
Advances including rentals	£278,234	
Deposits	£141,200	
Contingency and cash flow	£797,945	
Capitalization	**£5,000,000**	





Appendix 2: Projected Recoupment Schedule

Theater Seats	1000
Average Ticket Price	£65.00
Shows per week	8

SUMMARY		PRE-RECOUP	POST 110% RECOUP
Net Box Office Capacity	£ 520,000		
Total Pre-Production Costs	£ 3,782,621		
Estimated Tax Credit (TTR) (2019)	-£ 450,918		
Pre-Production Costs to Recoup	£ 3,331,702		
Pool Min Guarantees	£ 9,750		
Royalties - % of WOP		35.00%	40.00%
Amortization (1%)	£ 33,317		

PRE-RECOUPMENT

% of Net Box Office Receipts	**100%**	**90%**	**80%**	**70%**	**60%**	**50%**	**40%**	**30%**	**20%**
Net Box Office Receipts	£ 520,000	£ 468,000	£ 416,000	£ 364,000	£ 312,000	£ 260,000	£ 208,000	£ 156,000	£ 104,000
Minus Fixed Weekly Running Costs (FWRC)	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078
Minus Amortization (1% of Production Costs)	-£ 33,317	-£ 33,317	-£ 33,317	-£ 33,317	-£ 33,317	-£ 33,317	-£ 33,317	-£ 33,317	-£ 33,317
Minus Royalties (35% of Total minus Amortization)	-£ 111,162	-£ 92,962	-£ 74,762	-£ 56,562	-£ 38,362	-£ 20,162	-£ 9,750	-£ 9,750	-£ 9,750
Weekly Profit/Loss Before Amortization	£ 206,444	£ 172,644	£ 138,844	£ 105,044	£ 71,244	£ 37,444	-£ 4,145	-£ 56,145	-£ 108,145
Amortization Added into Profit/Loss	£ 33,317	£ 33,317	£ 33,317	£ 33,317	£ 33,317	£ 33,317	£ 33,317	£ 33,317	£ 33,317
Total Weekly Profit/Loss to Investor Pool	£ 239,761	£ 205,961	£ 172,161	£ 138,361	£ 104,561	£ 70,761	£ 29,172	-£ 22,828	-£ 74,828
WEEKS TO 100% RECOUP + 10% Return	£ 22.94	£ 26.70	£ 31.95	£ 39.75	£ 52.60	£ 77.73	£ 188.53	£ -	£ -

POST 110% RECOUPMENT

% of Net Box Office Receipts	**100%**	**90%**	**80%**	**70%**	**60%**	**50%**	**40%**	**30%**	**20%**
Net Box Office Receipts	£ 520,000	£ 468,000	£ 416,000	£ 364,000	£ 312,000	£ 260,000	£ 208,000	£ 156,000	£ 104,000
Fixed Weekly Runnning Costs (FWRC)	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078	-£ 169,078
Royalties (40% post recoupment)	-£ 140,369	-£ 119,569	-£ 98,769	-£ 77,969	-£ 57,169	-£ 36,369	-£ 15,569	-£ 9,750	-£ 9,750
Weekly Profit/Loss	£ 210,553	£ 179,353	£ 148,153	£ 116,953	£ 85,753	£ 54,553	£ 23,353	-£ 22,828	-£ 74,828
WEEKS TO 150% RECOUP	£ 13.06	£ 15.33	£ 18.56	£ 23.51	£ 32.07	£ 50.41	£ 117.76	£ -	£ -

The projections on this slide are based on assumptions made from reviewing other similar productions. are future projections and cannot be guaranteedS.

Demos and Script Access

For a script preview and studio-recorded preliminary demos, visit:

tennesseewhiskeythemusical.com/materials.htm

password: whiskey



Contact Information

For more information on Tennessee Whiskey the Musical please contact:



DMoss Productions, LLC
Dewey Moss, Lead Producer
687 West 204th Street, #5A
New York, NY 10034
dewey@dmossproductions.com
917-301-4639

